RENEWAL ANNUAL INFORMATION FORM

(Form prescribed by National Instrument 44-101)

OF

THE JENEX CORPORATION

FOR THE YEAR ENDED OCTOBER 31, 2002

APRIL 3, 2003

TABLE OF CONTENTS

1.

CORPORATE STRUCTURE

3

2.

GENERAL DEVELOPMENT OF THE BUSINESS

3

3.    NARRATIVE DESCRIPTION OF THE BUSINESS

3

4.    SELECTED CONSOLIDATED FINANCIAL INFORMATION

12

5.    QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

13

6.

MANAGEMENT DISCUSSION AND ANALYSIS

13

7.

DIVIDENDS

15

8.

MARKET FOR SECURITIES

15

9.

DIRECTORS AND OFFICERS

15

10.   ADDTIONAL INFORMATION

16

CORPORATE STRUCTURE

Name and Organization

The Jenex Corporation was incorporated on March 5, 2001 under the Business Corporations Act (Alberta). By Certificate of Amendment dated April 17, 2001, the Corporation amended its articles to remove all private issuer restrictions.  As a result of the removal of such restrictions, the Articles no longer impose restrictions on: (i) the transfer of shares of the Corporation; (ii) the number of shareholders of the Corporation; or (iii) the Corporation's ability to make invitations to members of the public to subscribe for shares. The Articles provide that the directors of the Corporation may, between annual meetings of shareholders, appoint additional persons to serve as directors of the Corporation, provided that the number of additional directors so appointed may not exceed one-third of the total number of directors who held office as at the close of business of the preceding annual meeting of shareholders.  Meetings of shareholders may be held anywhere in North America.

The registered office of the Corporation is 1120, 700 - 4th Avenue S.W., Calgary, Alberta, T2P 3J4.  The head office of the Corporation is located at 940 Sheldon Court, Suite 207, Burlington, Ontario, L7L 5K6.  The Corporation’s communication addresses are; Phone (905) 632 - 3830; Facsimile (905) 632 – 3774; Email – jenex@sprint.ca; Web – www.jenexcorp.com

Pursuant to a special meeting of shareholders on December 10, 2001, the shareholders of the Corporation approved the qualifying transaction as defined by Rule 46-501 of the Alberta Securities Commission and Policy 2.4 of the TSX Venture Exchange, whereby the Corporation acquired all the issued and outstanding shares of Thermolabile Technologies Corporation ("TTC"), a privately held company. In consideration thereof the Corporation issued 26,260,562 common shares.

Subsidiaries

The Corporation has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Headquartered in Burlington, Ontario, the Corporation has been in commercial operation (via TTC prior to completion of the above noted qualifying transaction) since 1999 as a medical device research and development company which has acquired a patented thermal therapeutic device for the prevention of the Herpes Simplex Virus (HSV-1), or what is commonly referred to as “cold sores”. Management of the Corporation believes that its thermal therapy device delivers the precise amount of localized heat required to neutralize the cold sore virus and prevent an outbreak, without risk of burning the skin.  The technology is protected by patents in the United States and Canada and with options to acquire same for Europe and Australia.  There are no similar products currently on the market.  The device has received regulatory approval under the Health Canada Therapeutic Products Programme to permit the Corporation to assert the marketing claim, “For prevention and relief of the symptoms of herpes labialis (cold sores), such as, blistering, lesions, inflamation, and discomfort. Also helps alleviate the embarrassment that is typically associated with herpes labialis (cold sores) outbreaks”.  A medical device license number was issued on June 15, 2000 in accordance with Medical Device Regulations.  The Corporation is currently in the process of seeking approval from the U.S. Food and Drug Administration (FDA) to make the marketing claim that the use of its patented thermal therapeutic device will prevent the outbreak of HSV-1.

NARRATIVE DESCRIPTION OF THE BUSINESS

Market Overview

Estimates are that about 58% of the U.S. population carries the cold sore virus (source: www.zila.com).  Between 20% to 40% of the total population has recurrent (more than 2 cold sore episodes per year) Herpes Labialis (Core Sores).  Management of the Corporation believes that to date, the thermal therapy is the only over-the-counter (“OTC”) device clinically proven to prevent the outbreak of cold sores.  Currently, the only products available for the prevention of cold sores are expensive prescription anti-viral drugs with limited effectiveness and possible side effects.  Available OTC preparations merely soothe symptoms, but have no general preventative or healing value.   Despite their side effects, sales these products are driven by cold sore sufferers anxious to prevent the pain and embarrassment inflicted on cold sore sufferers.

Stated Business Objectives

-

Complete final product design and establish contract manufacturing partners and launch commercial sales in Canada

-

Completion of FDA approval process in establishing an over the counter product with a prevention claim for cold sores.

-

Identify and enter into a strategic agreement to license the thermal therapy technology and market the device. A major pharmaceutical or consumer products company, with significant market influence and established OTC distribution channels, would be the optimal choice.

Facts About Cold Sores

Cold sores are caused by HSV-1, which can remain dormant in the body for long periods of time, causing recurrent outbreaks. The initial HSV-1 infection manifests as a flu-like illness and generally occurs in early childhood, although some people may contract a primary infection as an adult.  The virus is spread through contact with the fluid from the cold sore blisters or with the saliva of an infected individual.  The virus is most easily transmitted when the blisters have first formed, but the lesions remain contagious until they have healed completely.  Cold sores are small lesions that appear on the lips or surrounding skin.  These lesions initially form as clusters of tiny blisters that burst and then crust over.  They may last for 3-10 days. They are painful to touch, and can interfere with normal activities such as speaking and eating.  Cold sores can also be socially embarrassing for sufferers, since they are both unattractive and easily spread.

In recurrent cases, the appearance of lesions is often preceded by prodromal symptoms of tingling, itching or burning around the lips.  These onset symptoms usually occur 24-48 hours prior to the eruption of a lesion, giving the sufferer advanced warning and providing a window for preventative therapy.

Available Treatments

1.

Symptomatic Approaches

As cold sores are viral in origin, there is currently no cure to prevent the virus from re-occurring.  Treatment options have heretofore been quite limited, with only partial efficacy.  Oral analgesics, such as ASA or acetaminophen, may mitigate the discomfort of cold sore lesions, but offer very little to speed healing time.  Similarly, pain relief can be obtained through the direct topical application of local anesthetic creams, such as lidocaine or L-Lysine.

Other non-prescription products have been approved in Canada and the United States to soothe cold sore lesions, but they have no preventative or healing benefits.  Several general lip-care products claim to be useful for relieving the symptoms of cold sores, among other uses, on their labels.  These products include Blistex ®(Blistex, Inc.), Carmex® (Carma Labs, Inc.) and Chapstick Medicated Lip Balm® (A.H. Robins).  The main therapeutic ingredients in such products are menthol and/or camphor to help reduce discomfort, and a variety of emollients to moisten and protect the lesion.  Other products, such as Zilactin® (Zila Pharmaceuticals), Herpecin-L® (Campbell Labs, Inc.), Viractin® (Viro-tex Corp.) and Campho-Phenique® (Sterling Health Products) claim that they are designed specifically for the treatment of cold sores.  These products contain local anaesthetic agents, such as benzocaine, to alleviate pain and burning. These OTC products may aid in relieving the symptoms of cold sores, but do not act on the virus itself or alter the course of the outbreak.

A variety of "natural" treatments are also available on the market, but none have been clinically proven.  Lactobacillus and red marine algae are purported to be useful in treating cold sores, but have not been adequately studied to establish effectiveness.

2.

Preventative Therapies

Anti-viral Therapies

A relatively new class of prescription drugs, anti-virals, are now being tried to help prevent or suppress recurrent cold sore outbreaks.  Currently, anti-virals are used both in topical and oral forms as a cold sore treatment, however, the treatment of cold sores in otherwise healthy patients is not among the official indications for these drugs, although they are still prescribed "off label" by some physicians for this purpose.

The most widely used anti-viral drug is acyclovir, which is sold under the brand name Zovirax®, manufactured by Glaxo Wellcome.  In addition, several pharmaceutical companies (Glaxo Wellcome, Abbott, Novopharm and Faulding) produce acyclovir sodium for injection, indicated in the treatment of immunocompromised patients with HSV-1 and HSV-2 infections.  Use of this injectable anti-viral for the general treatment of cold sores is still being studied.  In addition to acyclovir, newer anti-viral drugs have been developed by various pharmaceutical companies, but have yet to receive approval for the treatment or prevention of cold sores.  Glaxo Wellcome manufactures another anti-viral agent, valacyclovir, under the brand name Valtrex. As well, the anti-viral drug famciclovir, sold under the trade name Famvir, manufactured by SmithKline Beecham, is used primarily to treat genital herpes and shingles.

In Canada, topical acyclovir is not currently indicated for the treatment of cold sores, except in the case of immunocompromised patients.  In the U.K., France and South Africa, however, topical acyclovir is sold over the counter as a treatment for cold sores.  Glaxo Wellcome has applied to have acyclovir given non-prescription status in Canada, but without success to date.

While oral anti-viral therapy may help prevent or reduce lesions, it is an expensive and inconvenient approach to the problem.  Moreover, as acyclovir only appears to be effective when delivered systemically rather than locally, the potential for adverse side effects is greater.  Common side effects of anti-viral drugs include headache, nausea, vomiting, diarrhea and fatigue.  These drugs can also harm renal function and, in some cases, cause hallucinations.  The safety of these drugs for pregnant women and young children has not been established.

Sunscreen

One currently available OTC product that apparently does have some preventative value is sunscreen.  Excessive exposure to sunlight can be a trigger for the recurrence of cold sores.  Application of sunscreen to the lips and the skin around the mouth before sun exposure can thus lessen the likelihood of an outbreak due to this one particular trigger.

Sunscreen, however, will do nothing to prevent outbreaks caused by any other trigger, such as stress, trauma, fever, infection or hormonal fluctuations.  No sunscreen product is currently marketed primarily for the prevention of cold sore outbreaks.

The Corporation’s Thermal Therapeutic Device

History of Product

The original thermal therapy device was invented by two French researchers, Dr. M. Deheuvels and Georges Ratkoff, in 1987.

Dr. Deheuvels was aware of a common European folk treatment for stings from bees or other insects that involved placing a lit cigarette, a lighter or a red hot poker close enough to the bite to heat the skin.  Though effective, the method was crude and involved the danger of burning the skin.

The venom of wasps, bees, and some sea creatures, such as jelly-fish, are thermolabile.  In other words, these venoms can be rendered harmless by the application of heat at a specific temperature.  Even in the case of bites from insects whose venom is not thermolabile, such as mosquitoes and black flies, heating the affected area can improve circulation and counteract the immune responses that create swelling and itching.  Accordingly, if applied soon enough, at the right temperature and for sufficient duration, heating can significantly reduce the pain and discomfort of such stings.

Based on this information Dr. Deheuvels commenced development of a portable device that could provide effective relief from insect and sea creature stings by delivering precisely controlled heat that would neutralize thermolabile venoms without the risk of burning the skin.

Dr. Deheuvels approached co-inventor Georges Ratkoff with the idea, and they developed and tested such a device, which they then marketed under the trademark "Therapik".  Although the device was initially intended for the treatment of insect stings, the two researchers were aware that the device could also have benefits in the treatment of other conditions.  In 1989, the researchers applied for and obtained a U.S. patent for a "portable apparatus for localized heating of the skin for therapeutic purposes."  One of the additional applications the researchers envisioned for this device was the treatment of cold sores.

Product Description and Function

The Corporation holds the exclusive rights to a hand-held thermal therapy device that delivers the requisite amount of heat to the precise location where prodromal symptoms are evident.  Clinical studies have shown this device to be both safe and effective in preventing the eruption of cold sore lesions. This patented technology was developed in Europe and regulatory approvals are currently being sought for Europe.

The device has a molded plastic shell, oval-shaped to fit the hand.  The shell houses an over voltage resistor, powered by a standard 9 volt battery.  A metallic capsule protrudes from the plastic shell, and is heated by the resistor to the precise temperature required to neutralize the HSV-1 virus (53-55o Celsius). The type of resistor used makes it possible to accurately regulate the temperature to eliminate all risk of overheating or burning.  A thermosensitive indicator changes colour to let the user know when the precise therapeutic temperature has been reached and the device is ready to use.  When sufficient heat is applied to the skin during the prodromal phase, the eruption of cold sore lesions can be prevented.

To operate the device, the user presses the power button and holds the unit so that the heated capsule comes in contact with the skin at the labial site where the prodromal signs of tingling or prickling indicate that a cold sore lesion is forming.  The device should be held in place for about 30 seconds.  Treatment can be repeated as long as prodromal signs persist.

Product Marketing Strategy

The Corporation is currently seeking a strategic corporate partner to license the thermal therapy technology and market the device.  A major pharmaceutical or consumer products company, with significant market influence and established OTC distribution channels, would be the optimal choice.  If appropriate, the Corporation will establish arrangements with various partners for different geographical areas. If an appropriate partnership cannot be developed the Corporation will directly market the thermal device in Canada initially and then elsewhere, subject to regulatory approval.

The strategic partner will gain first-to-market advantage with this product.  The exclusive technology and strong market potential provide an opportunity for significant sales and revenue.  The OTC products currently marketed for the treatment of cold sores have no preventative value, yet they generate substantial sales, and demand for a more effective product is strong.

At present, there are no thermal therapy devices on the market for cold sore prevention.  The only preventative treatments currently available are expensive prescription anti-viral drugs, which have limited effectiveness and carry the risk of unpleasant side effects.  Thermal therapy offers a natural alternative that is clinically proven, safe, effective and economical.

Market Demand

The virus that causes cold sores, HSV-1, is endemic in North America, affecting 80% of the population.  Approximately 60% of the population suffers cold sore outbreaks as a result of this infection (source: www.utexas.edu/pharmacy.com).  Current medical research indicates that 20-40% of the population experience recurrent cold sore outbreaks (Severson and Tyring, 1999).  In the Canadian market alone, that figure translates into as many as 12 million people who suffer recurrent bouts of cold sores.

Of these patients, 50% will use an OTC preparation to treat the lesions, while only 1% to 3% will seek doctor-prescribed agents (source: www.utexas.edu/pharmacy.com).  Thus, in North America, OTC remedies are the mainstay of treatment for cold sores, although such products generally provide only partial symptomatic relief and do not speed the healing of the lesion or prevent the outbreak in the first place.

Systemic anti-viral therapy is the only pharmaceutical method that has so far shown any degree of efficacy in preventing and suppressing cold sores.  This form of drug therapy is quite expensive, with potential side effects, yet prescription and sales figures indicate that a significant number of cold sore sufferers are willing to make the expenditure and take the risk in order to potentially prevent outbreaks of lesions or reduce their frequency and duration.

Manufacturing

The Corporation purchased the tooling equipment for the Therapik device and moved this production machinery to Canada.  For marketing as a cold sore prevention, the thermal therapy device has been redesigned, and the Corporation will acquire new tooling for this version of the product.

The manufacturing process itself is simple.  Using the customized tooling, the outer shell of the device is created from plastic, using basic injection molding processes. All other components are readily available through various suppliers in North America and Europe.  Decisions regarding appropriate packaging will be left to the licensee, as part of the broader branding initiative.

Competition

There is no direct competition currently in the market place.  The Corporation will be the first to market with a natural thermal therapy device proven to prevent cold sore lesions.

Abreva, recently launched in the United States, is an OTC product that claims to shorten duration.  The median time-to-healing supported in their clinical trials was less than one day shorter than the placebo group.

The only other treatment option with general preventive benefits is anti-viral therapy.  However, the medical literature indicates that the preventive and suppressive effects of anti-virals in the treatment of cold sores are not strong.  Moreover, these prescription drugs are quite expensive and seem most effective when used in a systemic, long-term course of treatment.

Anti-viral drugs may produce side effects such as headache, nausea, vomiting, diarrhea and fatigue. More rarely, they may also cause renal damage or hallucinations.  Also, their use in pregnancy and in young children has not been adequately studied to ensure safety and efficacy and is thus not recommended.

Anti-viral products that could be used to prevent cold sores are manufactured and marketed by some of the major pharmaceutical companies.  The chart on the following page provides a breakdown of the various anti-virals now on the market.

Anti-viral Drugs currently marketed in Canada

Generic Name	Brand Name	Manufacturer	Indications for Use
Acyclovir (topical cream)	Zovirax® Cream	Glaxo Wellcome	For the topical management of initial episodes of genital herpes simplex infections.
Acyclovir (oral)	Zovirax® Oral	Glaxo Wellcome

The treatment of initial episodes of herpes genitalis; the suppression of unusually frequent recurrences of herpes genitalis; the acute treatment of herpes zoster (shingles) and varicella (chicken pox).

Acyclovir sodium (for injection)	Zovirax® for Injection; various generic brands	Glaxo Wellcome; Abbott, Novopharm, Faulding

For the treatment of initial and recurrent mucosal and cutaneous herpes simplex (HSV-1 and HSV-2) infections and varicella-zoster (shingles) infections in immunocompromised adults and children.  It is also indicated for severe initial episodes of herpes simplex infections in patients who may not be immunocompromised.

Valacyclovir HCl	Valtrex®	Glaxo Wellcome	For the treatment of herpes zoster (shingles) and recurrent genital herpes in immunocompetent adults.
Famciclovir	Famvir®	Novartis	Used to treat herpes zoster (shingles) and genital herpes.

Regulatory Approvals and Impact of Regulations

On June 15th, 2000, the Corporation received approval from regulatory authorities in Canada to market the thermal therapy device with the marketing claim “For prevention and relief of the symptoms of herpes labialis (cold sores), such as blistering, lesions, inflammation, and discomfort.  Also helps alleviate the embarrassment that typically is associated with herpes labialis (cold sores) out breaks.”  Regulatory application has been submitted for the United States and is currently being prepared for the Europe.  Management of the Corporation will continue seeking FDA approval in the USA.  In Europe, regulatory approval for this claim is being established

Regulatory Requirements

The development of new pharmaceuticals and medical devices is strongly influenced by a countries regulatory environment.  The approval process in Canada is regulated by Health Canada.  In the United States, the primary regulatory body is the Food and Drug Administration (the FDA).  Similar processes are conducted in other countries by equivalent regulatory bodies.  Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products (i.e., Good Manufacturing Practices). Companies must establish the safety and efficacy of their products, comply with Good Manufacturing Practices and submit marketing strategies before being allowed to market pharmaceutical products. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured.

Regulatory Requirements for Devices

Regulatory requirements for the approval of a medical device include the submission of proof of the device’s safety and efficacy.  This proof is generally derived from extensive pre-clinical, clinical and laboratory tests. Prospective manufacturers are also required to conform to current Good Manufacturing Practices prescribed by the Canadian Therapeutic Products Directorate (the TPD) and the FDA in the United States.  Manufacturers must file with the TPD or FDA all information regarding the safety, efficacy and labelling of medical devices.

In Canada the TPD regulates the sale of medical devices.  Medical devices are categorized into four classes (I to IV) where Class I represents the lowest risk and Class IV represents the highest risk.  In addition, the filing and reporting requirements required by the TPD are rigorous and time consuming.  In the United States, medical devices are classified into three categories based on their route of evaluation for ensuring safety and effectiveness.  Class I devices are those whose safety and effectiveness can reasonably be ensured through general controls such as labelling, pre-market notification and adherence to Good Manufacturing Practices. Class II devices are those whose safety and effectiveness can be reasonably ensured through the use of special controls such as post-market surveillance, performance standards and patient registries.  Class III medical devices are those that have received Pre-market Approval (PMA) by the FDA or for which the FDA has made a finding of substantial equivalence based upon a 510(k) application to ensure safety and efficacy. These products are usually life sustaining, life supporting and implantable devices. Before a new device can be introduced to market, the manufacturer is usually required to obtain FDA approval under a 510(k) application or a PMA application.  It generally takes from 6 to 12 months for the FDA to respond to such application.  If the FDA requires a PMA for a device, then a PMA application must be submitted.  The PMA application requires at least two independent, statistically significant clinical trials which must demonstrate the efficacy and safety of the device in order to obtain approval by the FDA.  An Investigational Device Exemption application would typically be filed and approved prior to the commencement of clinical trials.

BUSINESS RISK FACTORS

1.

No Assurance of Successful Development.

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biopharmaceutical companies should be regarded as speculative.  It is not possible to predict, based upon studies in animals, whether a new therapeutic, device or topical treatment will prove to be safe and effective in humans.

2.

Lack of Profitability.

The Corporation’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a development stage company in a highly competitive industry, characterized by frequent new product introductions.   The Corporation has concentrated on research and development and has generated limited revenues which are insufficient to offset its research and development costs and, accordingly, the Corporation has not made an operating profit.  The Corporation has had no earnings, minimal revenues and negative cash flows to date, and there can be no assurance that it will have earnings or positive cash flow in the future.  The Corporation has incurred losses and anticipates that its losses will increase.

3.

Capital Requirements and Liquidity.

The Corporation’s future capital requirements will depend on many factors, including continued scientific progress in its research and development program, progress in any pre-clinical and clinical evaluation of products and product candidates that may be undertaken by the Corporation, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities or the incurrence of debt) to fund all or a part of the Corporation’s programs.  There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms.  If adequate funds are not available, the Corporation may have to substantially reduce or eliminate expenditures for research and development, testing, and any future production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that may require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that the Corporation will be able to raise additional capital if its capital resources are exhausted.  The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation

4.

Dependence on Key Personnel.

The Corporation’s success is dependent to a great degree upon its ability to attract and retain highly qualified management and scientific personnel and to develop and maintain relationships with leading research institutions.  The Corporation is highly dependent on the principal members of its management as well as its advisors, collaborators and consultants.  Competition for such personnel is intense and is affected by a number of factors beyond the control of the Corporation.  The loss of such key employees, advisors, collaborators and consultants, could compromise the speed and success of the Corporation’s research and development objectives and adversely affect the Corporation’s future prospects.

5.

Dependence on Third Party Relationships.

The Corporation relies upon third party relationships for assistance in the conduct of its research and development and expects to rely on third party relationships for manufacturing, marketing and commercialization of its products. There can be no assurance that the Corporation will be able to maintain or establish such arrangements on favorable terms, if at all, or that such arrangements will be successful.  The failure to establish successful arrangements with third parties could have an adverse effect on the Corporation’s future prospects.

6.

Proprietary Rights and Patent Protection.

Notwithstanding that the Corporation has obtained patents on the thermal therapeutic device, there can be no assurance that such patents will provide the Corporation with any competitive advantages or will not be successfully challenged by any third party, or that the patents of others will not have an adverse effect on the ability of the Corporation to do business.  In addition, there can be no assurance that a third party will not independently develop similar technologies, duplicate some or all of the Corporation’s technologies.  There can be no assurance that the confidentiality of the Corporation’s technology can be maintained or that such technology will not or has not already been independently discovered by others. Disclosure and use of the Corporation’s know-how and technology not otherwise protected by patent are generally controlled by written agreements. There can be no assurance, however, that all such agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise concerning the ownership of intellectual property or that disclosure of the Corporation’s technology will not occur. To the extent that advisors, consultants or other research collaborators use intellectual property owned by others in their work with the Corporation, disputes may also arise as to the rights to the resulting know-how or inventions.  In addition, the Corporation may be required to obtain licences to patents or other proprietary rights of third parties.  No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation.   If the Corporation does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.  In addition, the Corporation could incur substantial costs in defending itself in suits brought against the Corporation regarding such patents or in suits whereby the Corporation attempts to enforce its own patents against other parties.  The patent protection afforded to biopharmaceutical companies is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the degree of protection afforded under patents.  As a result, there can be no assurance that, (i) litigation will not be commenced seeking to challenge the Corporation’s patent protection or that such challenges will not be successful, (ii) processes or products of the Corporation do not or will not infringe upon the patents of third parties, or (iii) the scope of patents that may be issued to the Corporation will successfully prevent third parties from developing similar or competitive products.  It is not possible to predict how any patent litigation will affect the Corporation’s efforts to develop, manufacture or market its products.  The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Corporation may be significant and there can be no assurance that the Corporation will have sufficient financial or other resources to conduct such litigation.

7.

Risk of Third Party Claims for Infringement.

The Corporation is not aware of any of its technology or processes that infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Corporation with respect to current or future technology or products of the Corporation.  Dealing with any such claims, with or without merit, could be time-consuming, result in costly litigation, or require the Corporation to enter into royalty or licensing agreements which may or may not be available on terms acceptable to the Corporation.  The failure to do any of the foregoing may have a material adverse effect on the Corporation.

8.

Regulatory Environment.

The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products and devices and topical treatments is a long and expensive process that may delay or prevent product development.  The Corporation’s thermal therapeutic device has received regulatory approval in Canada only and any regulatory approval sought with the FDA in the USA to allow the Corporation to market a product in the USA may be applicable to a limited extent only or it may be refused in its entirety.  Such limitations or refusal could have a material adverse effect on the sales and profitability of the Corporation. There can be no assurance that the Corporation will obtain such regulatory approval from the FDA on a timely basis if at all.

9.

Competition.

Competition in the biopharmaceutical industry is intense.  The Corporation will compete with other companies that are developing or have developed products designed to treat similar conditions.  Many of these other companies have substantially greater resources than the Corporation.  There can be no assurance that developments by other companies will not adversely affect the competitiveness of the Corporation’s technologies or any products based thereon or the commitment of the Corporation’s research collaborators to the Corporation’s programs.  The biopharmaceutical industry is also characterized by extensive research efforts and rapid technological change.  Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase.  Competitors of the Corporation may use different technologies or approaches to develop products similar to the products which the Corporation is seeking to develop, or may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before the Corporation obtains regulatory approval of its products in the USA.  There can be no assurance that any product developed by the Corporation will compete successfully or that research and new industry developments will not render the Corporation’s products obsolete or uneconomical.

10.

Manufacturing and Marketing.

The Corporation has limited or no experience in large scale manufacturing and marketing its products.  There can be no assurance that any manufacturing and marketing efforts will be successful.  The Corporation intends to rely on third parties to manufacture or market products.  Accordingly, the quality and commercial success of such products may be outside its control.  There can be no assurance that the market will accept the Corporation’s product candidates, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities.  Failure of or delay by a manufacturer of the Corporation’s products to comply with Good Manufacturing Practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the future prospects of the Corporation.  Further, market penetration of the Corporation’s products will be influenced by factors including the cost-effectiveness and overall economic benefits that such products offer.

11.

Product Liability and Insurance.

The sale and use of products under development by the Corporation, and the conduct of clinical studies involving human subjects, may entail risk of product or other liability.  The Corporation currently maintains product liability insurance for its Therapik product but there can be no assurance that it will be able to maintain appropriate levels of product liability insurance for the use of its products in clinical trials or for commercial sale.  An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation.  The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

12.

The Corporation’s operating results may vary significantly from quarter to quarter.

The Corporation’s operations and related revenue and operating results have varied from quarter to quarter, in the short time since the Corporation commenced operations, and the Corporation expects these variations to continue.

Because a significant portion of the Corporation’s expenses, particularly personnel costs and rent, are relatively fixed in advance of any particular quarter, shortfalls in revenue caused by the factors listed above and other factors may cause significant variations in operating results in any particular quarter.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Consolidated Financial Information for Last Three Fiscal Years)

Fiscal Year ended October 31	2002	2001	2000 (1)
Total revenue	$37,832	$47,214	N/A
Total expenses	$984,131	$558,772	N/A
Income (loss) before taxes	($959,899)	($532,904)	N/A
Net income (loss)	($663,907)	($523,904)	N/A
Cash Provided by Operating Activities	($968,108)	($490,322)	N/A
Total assets	$1,612,941	$2,018,499	N/A
Long term debt	$21,600	$234,285	N/A
Dividends	Nil	Nil	N/A
Net income (loss) per share	($0.02)	($0.09)	N/A

Note:

(1)

The figures for the comparative year ended October 31, 2000 are not available given that the predecessor the Corporation did not have an October 31 year end.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

(Unaudited and Cumultative)

Quarter ending:	Jan	Jan	April	April	July 31	July 31	October 31	October 31
Year	2003	2002	2002	2001	2002	2001	2002	2001
Total revenues	$11,854	$2,180	$17,999	$22,026	$10,545	$9,188	$7,108	N/A
Income (loss) before taxes	($165,586)	($41,620)	($194,131)	($161,431)	($221,050)	($151,166)	($477,332)	N/A
Net income (loss)	($165,586)	($1,161,550	($128,331)	($161,431)	($147,350)	($151,166)	($306,513)	N/A
Net income (loss) per share	($0.005)	$(0.04)	($0.004)	($0.006)	($0.01)	N/A	($0.01)	N/A

MANAGEMENT DISCUSSION AND ANALYSIS

Both the Management Discussion of the operational results and financial condition of The Jenex Corporation as well as the Supplemental Information for the year ending October 31, 2002 should be read in conjunction with the Corporation’s consolidated financial statements of that date and accompanying notes thereto.

Description of the Business

The Corporation has a proprietary Thermal Therapy Technology that provides topical relief to certain skin irritations resulting from insect bites and stings and prevention of cold sores.

The Corporation operates with the following mandates:

a)

As a research and development company

b)

As a manufacturer, marketer and developer of medical devices

c)

As a licensor of its technology

d)

As an acquirer of technologies/operating companies

To date the Corporation has conducted negligible operations of any kind.

Results of Operations – Overview

Revenue

The Jenex Corporation completed its Qualified Transaction on December 17, 2001 the effective date, whereby the Corporation acquired all of the issued and outstanding shares of Thermolabile Technologies Corporation.

As mentioned in the description, the Corporation has conducted negligible operations.  The revenue received for the year ended October 31, 2002 is from the sale of inventory in the amount of $37,832 and interest income of $10,120 as compared to the last fiscal year, where income from sale of inventory amounted to $47,214 and interest income amounted to $8,036.

The loss for the year ended was ($663,907).  The loss has increased by 27% as compared to last fiscal year, which showed a loss of ($523,404).  This increase primarily relates to the payment of “patent maintenance fees” and other professional fees.  The majority of the expenses incurred in the year related to management fees, professional, consulting, administration, patent maintenance fees and amortization.

Operating Expenses

As the Corporation conducted negligible operations, the expenses were mainly administrative expenses that amounted to $924,667 for the year ended October 31, 2002, compared to $558,772 in the last fiscal year.  $177,995 of the total expenses was for office and general, compared to $27,301 in the last fiscal year.  The difference is mainly due to the $112,000 expenses for the website initiated in the year.  $212,870 of the total expenses relates to professional charges for accounting, legal, agent fee, compared to $10,678 in the last fiscal year.  Of these professional charges, $44,238 relates to patent maintenance fee, compared to $nil in fiscal 2001.  $190,694 of the total expenses relates to management fees, compared to $271,190 in fiscal 2001, and the remaining balance relates to amortization, selling, administration and occupancy costs.

Liquidity and Capital Resources

Operating Activities

Cash required by operating activities totaled $968,108 in the year ended October 31, 2002, the administrative expenses mainly contributed to the negative cash flow.  For the year ended October 31, 2001 cash required by operating activities totaled $490,322.  The increase in the cash requirement for the operating activities was mainly due to the payment of professional fees, office and general expenses and lease payments on vehicle and office.  However, $358,188 accounts payable was settled with the issuance of shares rather than cash.

Financing Activities

Additional $593,151 was injected into the company, mainly from exercising of stock options in the amount of $57,133, repayment of debts by issuing shares in the amount of $358,188, issuance of shares to shareholders for $238,800, and reallocation of share issuance costs in the amount of $60,970.  Compared to fiscal 2001, $1,321,671 was injected into the company, of which $1,474,887 was from the issuance of shares.

Investing Activities

The Corporation had additions to development costs in the amount of $47,538 for the year ended October 31, 2002, compared to $338,405 additions for the year ended October 31, 2001.

Working capital

Current assets consisting of cash, GST and sundry receivable, inventories and prepaid totaled $330,972 as at October 31, 2002, a decrease of $510,249 from $841,221 at October 31, 2001.

Current liabilities are $48,284 as at October 31, 2002 compared with $132,282 as at October 31, 2001, a decrease of $83,998. The decrease is due to the full settlement on the patent loan.  The Corporation had a working capital of $282,688 as at October 31, 2002 compared to working capital of $708,939 as at October 31, 2001.

Cash Requirements Outlook

The Corporation is committed to marketing the therapeutic device both nationally and globally.  The Corporation has sufficient funds to support its operations in the short term.   Notwithstanding, the Corporation has shown a significant decrease in its working capital in the current quarter subsequent to its year ended October 31, 2002.  The Corporation has announced in a press release that it will raise gross proceeds in the amount of $750,000 through the issuance of convertible debentures.  Should this undertaking not be successful, the Corporation may not be able to continue its operations and realize its assets and settle its liabilities.

Business Risks and Opportunity

The Corporation is dependent upon the therapeutic device being marketed on a national and international scale.

DIVIDENDS

The Corporation has not declared nor paid any dividends and does not foresee the declaration or payment of dividends in the near future.  Any decision to pay dividends on its shares will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time.

MARKET FOR SECURITIES

The Corporation’s common shares are traded on the TSX Venture Exchange under the symbol “JEN”.

DIRECTORS AND OFFICERS

The names and municipality of residence of the directors and officers of the Corporation, the positions and offices held by them within the Corporation and their principal occupations for the past five years are set forth in the following table:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since	Common shares of the Corporation beneficially owned, directly or indirectly
Michael A. Jenkins Burlington, Ontario, Canada	President, Chief Executive Officer, and Director	President and CEO of the Jenex Corporation and prior thereto President and CEO of Thermolabile Technologies Corporation Inc., being the predecessor Corporation to the Jenex Corporation	2001	12,439,533
Donald F. Felice Alliance, Ohio USA	Vice President and Director	Vice President of the Jenex Corporation and prior thereto Vice President of Thermolabile Technologies Corporation Inc., being the predecessor to the Jenex Corporation	2001	12,250,000
Francis H. Barker Ponte Vedra Beach, Florida USA	Director	Private Businessman	2001	316,667
Michael C. Rowell Calgary, Alberta, Canada	Director	Private Businessman	2001	43,335

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Corporation, or shareholder holding a sufficient number of shares of the Corporation to affect materially the control of the Company is, or within the 10 years before the date of this AIF, has been, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

Penalties or sanctions imposed on any director, officer or insider by any court relating to securities or any securities commission or exchange:

Nil

Personal Bankruptcies

Details of any personal bankruptcies of any directors, officers or insiders of the Company within the past 10 years:

Nil

Conflicts of Interest

It is not considered that there are any existing or potential material conflicts of interest between the Company and any director or officer of the Company.

ADDITIONAL INFORMATION

Information regarding Voting Securities and Principal Holders thereof, Executive Compensation, Interests of Insiders in Material Transactions, and Indebtedness of Directors and Senior Officers are contained in the Corporation’s Information Circular dated November 7, 2001 which has been filed with the Alberta Securities Commission, British Columbia Securities Commission, and the Ontario Securities Commission.  Additional financial information is contained in the Corporation’s audited consolidated financial statements.  Additional information will also be available in the Corporation’s Management Information Circular to be prepared for its upcoming Annual and Special shareholders meeting to be held in June or July 2003. Any other documents incorporated into this Annual Information Form by reference are available at www.sedar.com and upon request from the Secretary of the Corporation at its principal office in Burlington, Ontario.

The  Corporation will provide to any person, upon request to the Secretary of the Company at the head office of the  Corporation located at Suite 207, 940 Sheldon Court, Burlington, Ontario  Street, L7L 5K6:

 (A)

when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i)

one copy of the Annual Information Form of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(B)

at any other time, one copy of any other documents referred to in (A)(i), (ii) and (iii) above, provided the Issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.